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                             May 27, 2022

       Stamatios Tsantanis
       Chairman & Chief Executive Officer
       United Maritime Corp
       154 Vouliagmenis Avenue
       166 74 Glyfada
       Greece

                                                        Re: United Maritime
Corp
                                                            Amendment No. 2 to
Draft Registration Statement on Form 20FR-12B
                                                            Submitted May 12,
2022
                                                            CIK No. 0001912847

       Dear Mr. Tsantanis:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Amendment No. 2 to Draft Registration Statement on Form 20FR12B

       Explanatory Note, page 1

   1. We note the disclosure that the Series B Preferred Shares are not transferable without the prior approval of your
board of directors. Please revise to also disclose any transfer restrictions of the
Series C Preferred Shares.
       Our Current Fleet, page 38

   2. We note your response to prior comment 6 and the new disclosure that parties to your current time charter
have the option to terminate the charter in case of war outbreak between certain
countries identified in the agreement. Expand your disclosure to identify the countries
at issue, especially in light of Russia   s invasion of Ukraine.
 Stamatios Tsantanis
FirstName  LastNameStamatios Tsantanis
United Maritime Corp
Comapany
May        NameUnited Maritime Corp
     27, 2022
May 27,
Page 2 2022 Page 2
FirstName LastName
Item 5. Operating and Financial Review and Prospects
D. Trend Information, page 57

3. Risk factor disclosure on page 14 of your submission identifies inflationary pressures as a factor that may "contribute to instability in global financial markets, a decrease in supply or cause a decrease in worldwide demand for certain goods and, thus, shipping." Please revise your disclosure to more clearly address the extent to which inflation could have an effect on charter rates, vessel demand, and operating expenses. Your expanded disclosure should identify the types of inflationary pressures you are facing and the degree to which your business has been or is expected to be affected.
Management Agreements, page 65

4. Please revise to disclose any termination provisions in the master management agreement with your Parent, Seanergy Maritime Holdings Corp.
Share Capital
Common Stock, page 68

5. We note your disclosure that, prior to the Spin-Off, your stockholders will approve the amendment of your amended and restated articles of incorporation to effect one or more reverse stock splits of the shares of your common stock issued and outstanding at the time of the reverse split at a range of as yet undisclosed cumulative exchange ratio(s). Please revise your disclosure to describe the reasons for the reverse stock split(s).
General

6. Please expand your disclosures to discuss whether and how your business segment, projects, or operations are materially impacted by supply chain disruptions, especially in
         light of Russia   s invasion of Ukraine. For example, discuss whether
you have or expect to:

                suspend the purchase, sale, or maintenance of certain items used to conduct your business;
                experience higher costs due to constrained capacity or increased commodity prices or challenges sourcing materials, such as fuel or vessels;
                experience surges or declines in consumer demand for which you are unable to adequately adjust your services;
                be unable to supply services at competitive prices or at all due to export restrictions, sanctions, or the ongoing invasion; or
                be exposed to supply chain risk in light of Russia   s invasion
of Ukraine and/or related
              geopolitical tension.

         Explain whether and how you have undertaken efforts to mitigate the impact and where possible quantify the impact to your business. As appropriate, please update the related risk factors at pages 11, 14 and 16.
 Stamatios Tsantanis
United Maritime Corp
May 27, 2022
Page 3

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Wei Lu, Staff Accountant, at (202) 551-3725 or Ethan Horowitz,
Accounting Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Liz Packebusch, Staff Attorney, at (202)
551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at (202) 551-3642 with any other questions.



                                                            Sincerely,
FirstName LastNameStamatios Tsantanis
                                                            Division of
Corporation Finance
Comapany NameUnited Maritime Corp
                                                            Office of Energy &
Transportation
May 27, 2022 Page 3
cc:       Will Vogel
FirstName LastName